UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-37980

DIGITALBRIDGE GROUP, INC.*

(Exact name of registrant as specified in its charter)

750 Park of Commerce Drive, Suite 210
Boca Raton, Florida 33487
(561) 570-4644

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

7.125% Series H Cumulative Redeemable Perpetual Preferred Stock, par value $0.01 per share

7.15% Series I Cumulative Redeemable Perpetual Preferred Stock, par value $0.01 per share

7.125% Series J Cumulative Redeemable Perpetual Preferred Stock, par value $0.01 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Class A Common Stock, $0.01 par value: One (1) holder

Pursuant to the requirements of the Securities Exchange Act of 1934, DigitalBridge Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 13, 2026	DIGITALBRIDGE GROUP, INC.

	By:	/s/ Thomas Mayrhofer
	Name:	Thomas Mayrhofer
	Title:	Chief Financial Officer

* On December 29, 2025, DigitalBridge Group, Inc., a Maryland corporation (“DigitalBridge”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), with Duncan Holdco LLC, a Delaware limited liability company (“Parent”), an indirect subsidiary of SoftBank Group Corp., a Japanese kabushiki kaisha, Duncan Sub I Inc., a Maryland corporation and wholly owned subsidiary of Parent (“Merger Sub I”), Duncan Sub II LLC, a Delaware limited liability company and wholly owned subsidiary of Merger Sub I, and DigitalBridge Operating Company, LLC, a Delaware limited liability company. On September 30, 2026, pursuant to the terms and conditions of the Merger Agreement, Merger Sub I merged with and into DigitalBridge (the “Company Merger”), with DigitalBridge surviving the Company Merger as an indirect subsidiary of Parent.

Board of Governors of the Federal Reserve System

OMB Number: 3235-0167 Approval expires: August 31, 2027

SEC 2069 (08-11)	Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the Form displays a currently valid OMB control number.